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FORM 3
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             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


=================================================================

1.   Name and Address of Reporting Person*


     Lavan               Kevin
     -----------------------------------------------
     (Last)             (First)             (Middle)


     c/o Young & Rubicam Inc., 285 Madison Avenue
     -----------------------------------------------
                       (Street)


     New York           New York               10017
     -----------------------------------------------
     (City)             (State)                (Zip)

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2.   Date of Event Requiring Statement
     (Month/Day/Year)


               5/11/98
     -----------------------------

=================================================================

3.   IRS or Social
     Security Number of
     Reporting Person, if
     an Entity (Voluntary)


     -----------------------------

=================================================================

4.   Issuer Name and Ticker or Trading Symbol


         Young & Rubicam Inc. (YNR)
     ------------------------------------

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5.   Relationship of Reporting Person to Issuer
                  (Check all applicable)

           Director                   10% Owner
     -----                      -----

       X   Officer (give        ----- Other (specify
     ----- title below)               below)

     Senior Vice President, Finance
     ------------------------------

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6.   If Amendment, Date of Original
     (Month/Day/Year)


     -------------------------

=================================================================

7.   Individual or Joint/Group Filing
     (Check applicable line)

       X   Form filed by One Reporting Person
     -----

           Form filed by More than One Reporting Person
     -----

=================================================================



                      Table I -- Non-Derivative Securities Beneficially Owned

==========================================================================================================

1. Title of Security           2. Amount of Securities   3. Ownership Form:  4. Nature of Indirect
   (Instr. 4)                     Beneficially Owned        Direct (D) or       Beneficial Ownership
                                  (Instr. 4)                Indirect (I)
                                                            (Instr. 5)
-------------------            -----------------------   -----------------   -----------------------

 Common Stock, par value               50,250                      D
   $0.01 per share







----------------------------------------------------------------------------------------------------------
* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or type responses)

                                                           (Over)
                                                  SEC 1473 (7/96)

 Table II -- Derivative Securities Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)


==================================================================================================================================
1. Title of Derivative  2. Date Exercisable and  3. Title and Amount of Sec-     4. Conversion or  5. Ownership  6. Nature of
   Security                Expiration Date          urities Underlying Deriva-      Exercise Price    Form of       Indirect
   (Instr. 4)              (Month/Day/Year)         tive Security (Instr. 4)        of Derivative     Derivative    Beneficial
                           --------------------     --------------------------      Security          Security:     Ownership
                           Date        Expir-                     Amount or                           Direct (D)    (Instr.5)
                           Exerci-     ation                      Number of                           or Indirect
                           sable       Date         Title         Shares                              (I)
                                                                                                      (Instr. 5)
   ------------------      -------     -------      -----         ------------      --------------    ----------    ---------
Executive Options (right
  to buy)                    (1)       7/23/07     Common Stock   43,500            $  7.67              D

ICP Options (right
  to buy)                    (2)      12/17/07      Common Stock  30,000            $ 12.33              D




----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The above Executive Options became exercisable on 12/12/96 with respect to 40% of the shares subject to such options and will become exercisable (i) on 12/12/99 with respect to 30% of such shares and (ii) on 12/12/01 with respect to the remaining 30% of such shares.

(2) The above ICP Options will become exercisable with respect to 33 1/3% of the shares subject to such options on 12/31/00, with respect to an additional 33 1/3% of such shares on 12/31/01, and with respect to the remaining 33 1/3% of such shares on 12/31/02.


        /s/ Kevin Lavan                          5/26/98
---------------------------------------   ---------------------
   ** Signature of Reporting Person               Date


**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations. See 18 U.S.C. 1001 and 15
       U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                  SEC 1473 (7-96)